Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I consent to the incorporation in this Registration Statement on Form SB-2 of my report dated April 12, 2007, relating to the consolidated financial statements of Bellacasa Productions, Inc. (the Company) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding substantial doubt about the Company's ability to continue as a going concern and the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment) and to the reference to us under the headings "Experts" in the Prospectus, which is part of this Registration Statement on Form SB-2 and related Prospectus of WiFiMed Holdings Company, Inc. dated January 14, 2008.

/s/ Michael F. Cronin, CPA
Rochester, NY
January 14, 2008